November 30, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re:    MiMedx Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 2, 2016
Form 8-K filed July 26, 2016
File No. 001-35887

Dear Mr. James:
This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 28, 2016 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K and other periodic reports filed by MiMedx Group, Inc. (“we,” “us,” “our” or the “Company”).
For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Cash Flows, page 40

1.
You include the discussion of your adjusted EBITDA in your discussion of cash flows. Please tell us whether you are presenting adjusted EBITDA as a non-GAAP liquidity measure, or as a non-GAAP performance measure. Revise your disclosures in future filings to clearly and consistently disclose how you are presenting and using this non-GAAP measure. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K and Questions 102.06 our Compliance and Disclosure Interpretations on Non-GAAP Measures which is available at https://www.sec.gov/divisions/comfin/guidance/nongaapinteip.htm.

Innovations In Regenerative Biomaterials

MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

United States Securities and Exchange Commission
November 30, 2016

Response
We use and present Adjusted EBITDA as a performance measure. We believe Adjusted EBITDA is a useful measure to our investors and management for evaluating our performance. By adjusting our operating results to reflect our core, ongoing operating performance, it allows our investors and management to monitor trends from period to period and benchmark against our peer companies. We previously included a discussion of Adjusted EBITDA in the discussion of cash flows. However, beginning with the Form 10-Q for the quarter ended March 31, 2016, we moved the discussion of Adjusted EBITDA to a separate section for adjusted financial measures. In addition, we have edited the description of Adjusted EBITDA in our recently filed Form 10-Q for the quarter ended September 30, 2016 to clarify that Adjusted EBITDA is used by the Company as a performance measure. The Company’s future filings will also reflect these clarifications.
Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page 44

2.
Please amend the filing to include an attestation report from your registered public accountant that opines on your internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S-K.

Response
The attestation report dated February 29, 2016 from Cherry Bekaert LLP, our independent registered public accounting firm, was included in the Form 10-K for the year ended December 31, 2015. The report included in the filing included a typographical error in the body of the report, which referenced internal controls over financial reporting as of December 31, 2014, rather than December 31, 2015. However, the beginning of the attestation report itself clearly refers to Cherry Bekaert’s audit of our internal controls as of December 31, 2015, and the attestation report also refers to Cherry Bekaert’s audit and opinion of the December 31, 2015 financial statements. In addition, Cherry Bekaert’s audit report immediately above the attestation report specifically states that they audited the Company’s internal controls as of December 31, 2015 and gave an unqualified opinion dated February 29, 2016. Furthermore, the manually signed copy of the attestation report does indeed reference the correct date. Therefore, while we acknowledge the typographical error, our registered public accounting firm audited and opined on our internal controls as of December 31, 2015, and we do not believe that an amendment to the filing is necessary in light of the overall context of the filing.
Note 2. Significant Accounting Policies
Segment Reporting, page 49

United States Securities and Exchange Commission
November 30, 2016

3.
In future filings, including any amendments, please provide the disclosures required by ASC 280-10-50-40 regarding your revenues from external customers for each product and service or each group of similar products and services.

Response
In future filings we will report the revenues from external customers for our product groups as required by ASC 280-10-50-40.
Form 10-Q for the Quarterly Period Ended June 30, 2016
Item 1. Financial Statements
Note 4. Acquisition of Stability, Inc., page 10

4.
On page 12, you disclose that you determined the amount of your goodwill based on an independent appraisal. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/comfin/guidance/sasinteip.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

The acquisition method of accounting requires the Company to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities related to uncertain tax positions, and contingent consideration. Management prepared the purchase price allocations and, in doing so, considered and relied in part upon a report of a third party valuation specialist to assist with estimating the fair value of certain assets acquired in the business combination with Stability, Inc., including goodwill. In response to the Staff’s comment, the Company will revise its disclosure in future filings, to clarify that the purchase price allocation figures should be attributed to the Company and not to the third party valuation firm.

United States Securities and Exchange Commission
November 30, 2016

5.	Please tell us the method you used to determine the acquisition date fair value of the common shares issued. In future filings provide the disclosure required by ASC 805-30-50-1(b).
The fair value of the stock consideration was determined as set forth below. In future filings, the Company will revise its disclosure to provide such information.

Common Share Price at Closing on 1/13/2016		$8.43
Multiplied by: Number of Common Shares Transferred to the Sellers		441,009
Indicated Value of Equity Consideration (on a Freely Tradable Interest Basis)		$ 3,717,706
Less: Marketability Discount @ 10%	[a]	(371,771)
Fair Value of Equity Consideration Transferred		$ 3,345,935
[a] Shares transferred to the Sellers are restricted securities pursuant to Rule 144. As such, the Sellers are prevented from selling the shares for a period of six months. In addition, they are subject to contractual lockups which restrict sales for up to twelve months post transaction.

6.	Please revise future filings to include the disclosures required by ASC 805-30-50-1(a) and (d) and ASC 805-10-50-2(h)(1).
In response to the Staff’s comment, the Company will revise its future disclosures to provide that, with respect to the acquisition of Stability, Goodwill is attributable to the assembled workforce of the acquired business and the synergies expected to arise following the acquisition. Goodwill is not expected to be deductible for tax purposes. The Company cannot segregate and provide the revenue and earnings of Stability from the acquisition date. As the Company is managed and operates in one segment, and since Stability was merged with the Company’s existing operations, it is impractical to provide separate revenue and earnings for the acquired entity.

7.
We note that the amounts shown in the table for the allocation of the purchase price have changed from those shown in your March 31, 2016 Form 10-Q. For example, we note that the amounts of goodwill and intangible assets changed. Please tell us the reasons for the changes. In future filings please provide the disclosures required by ASC 805-20-50-4A.

Response
The changes in the preliminary fair values of the acquired assets and liabilities were due to adjustments made to the prospective financial information (“PFI”) to better reflect an expected case from a market participant’s perspective. As the earn-out is limited to the gross profit

United States Securities and Exchange Commission
November 30, 2016

margin for the first two years after the acquisition, the adjustment to the PFI had a decreasing impact on the estimated fair value of the earn-out at the acquisition date, which resulted in a lower total purchase consideration and a reduction of the estimated fair values of the identifiable intangible assets. The Company will revise its future filings to include this disclosure.

8.	With respect to the contingent consideration in the arrangement, please respond to the following:

•	Describe to us the arrangement and the basis for determining the amount of the payment.

•	Provide us an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, tell us the reasons why. If the maximum amount of the payment is unlimited, please explain why.

•	Revise future filings to provide all of the disclosures required by ASC 805-30-50-1(c). Refer to Example 5 in ASC 805-10-55-37.

Pursuant to the terms of the earn-out arrangement, the Company will pay, for each of the years ending December 31, 2016 and 2017, an amount equal to one times the gross profit margin from (a) the net sales of Stability products sold by Stability’s or the Company’s sales personnel and (b) the net sales of Company products sold by Stability’s sales personnel; provided, however, if the amount of such net sales for either earn-out period is less than $12 million, the earn-out amount will decrease to 0.5 times the gross profit margin for such earn-out period. The full details of the earn-out arrangement are set forth in the acquisition agreement which is filed as Exhibit 2.1 to the Company’s Form 8-K filed on January 13, 2016. The structure of the earn-out is such that the Sellers should always receive at least some payout during the applicable periods. The payout to the Sellers is not capped, and therefore there is no pre-determined upper bound to the undiscounted range. In future filings, the Company will include all referenced disclosures.

9.
We note that the amount shown as the fair value of the earn-out was $33. 2 million in your March 31, 2016 Form 10-Q, while the amount shown in your June 30, 2016 Form 10-Q is $25.6 million. Tell us the reasons for the changes in your estimate, and explain to us how your accounting considered ASC 805-30-35-1.

During the measurement period, management determined that the initial PFI should be adjusted to better reflect an expected case from a market participant’s perspective. At the time of the acquisition, management believed that certain of acquired company’s products had reached certain marketability milestones. Management subsequently learned that these milestones had indeed not yet been achieved. This has resulted in a lower revenue trajectory in the periods that apply to the earn-out thus reducing the fair value of the earn-out.

United States Securities and Exchange Commission
November 30, 2016

10.
In addition, in future filings, for each reporting period after the acquisition date until you settle the contingent consideration liability (or the liability is cancelled or expires), consistent with ASC 805-30-50-4 please disclose (i) any changes in the recognized amount of the contingent liability, including any differences arising upon settlement; (ii) any changes in the range of outcomes (undiscounted) and the reasons for those changes; (iii) the disclosures about fair value required by ASC 820-10-50; and (iv) a reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period.

In response to the Staff’s comment, to the extent applicable, in future filings the Company will include such disclosures.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 24

11.
Please disclose in future filings, as applicable, the reasons underlying the changes in your results of operations, including any changes attributable to price and volume or to the introduction of new products, and quantify the amount of those changes. For example, your revenue discussions for the three and six month periods ended June 30, 2016 indicate that revenues increased in each of your business lines, but you do not indicate the primary drivers for these increased revenues. See Regulation S-K Item 303(a)(3)(iii). Also, to the extent that any unusual or infrequent events, such as material acquisitions, materially impacted your reported income from continuing operations, please revise future filings to describe these events and indicate the extent of the impact on your income. See Regulation S-K Item 303(a)(3)(i).

Response
We acknowledge the Staff’s comment, and in future filings we will disclose the applicable reasons underlying changes in our results of operations, including the primary drivers for increased revenues. We will also include the extent any unusual or infrequent events materially impact our reported income from continuing operations and the extent of the impact on our income, as applicable. In our recently filed Form 10-Q for the quarter ended September 30, 2016, we have included additional language regarding the primary drivers for increases in revenue. The Company will also quantify the amount of changes in results of operations in future filings.
Form 8-K filed July 26, 2016
Exhibit 99.1

United States Securities and Exchange Commission
November 30, 2016

12.
We note that in your Highlights section and elsewhere you present and discuss non-GAAP amounts before the most directly comparable GAAP measures. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

Response
We acknowledge the Staff’s comment and in future filings and earnings releases we will review and adhere to the updated Compliance Disclosure Interpretations issued on May 17, 2016 in order to avoid attaching undue prominence to non-GAAP financial measures.

* * *
If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at 770-651-9105.

Sincerely,

/s/ Michael J. Senken

Michael J. Senken
Chief Financial Officer

cc:    Alexandra O. Haden (MiMedx Group, Inc.)
David W. Ghegan (Troutman Sanders LLP)